Filed by XO Communications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: Allegiance Telecom, Inc.
                                                   Commission File No. 000-24509



         XO Communications Selected to Acquire Allegiance Telecom Assets

   Acquisition Will Create Nation's Largest Independent National Local Telecom Provider; XO Adds Extensive Network Assets and Customers; Accelerates Company's
                       Plans for Growth and Profitability


RESTON, VA, February 13, 2004 - XO Communications, Inc. (OTCBB: XOCM.OB), one of the nation's leading providers of broadband telecommunications services, today announced that it has been selected as the winning bidder for substantially all of the assets of Allegiance Telecom, Inc. (OTCBB: ALGXQ.OB) and its subsidiaries except for Allegiance's customer premise equipment sales and maintenance business, its managed modem business and certain other Allegiance assets and operations.

Under the terms of the transaction, XO will purchase substantially all of Allegiance's assets for approximately $311 million in cash and approximately
45.38 million shares of XO common stock. The parties expect to finalize the definitive agreement within the next several days and submit for approval by the U.S. Bankruptcy Court for the Southern District of New York for approval on February 19, 2004. The transaction is also subject to applicable governmental approvals and termination of applicable waiting periods.

With the acquisition of substantially all of Allegiance's network assets and customer base, XO will become the nation's largest independent provider of national local telecommunications and broadband services with approximately 330,000 customers and more than $1.6 billion in revenue. The company will have the largest network of nationwide connections to regional Bell operating companies' networks of any other CLEC, and double the Points of Presence (PoPs) within the 36 markets where both XO and Allegiance operate. XO believes that this extensive network will help XO improve delivery of service to customers, reduce network costs, improve operating results and better compete head to head with other companies in the nationwide local telecommunications services market.

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"The acquisition of Allegiance Telecom's network assets will make XO the nation's largest national local telecommunications services provider," said Carl Grivner, chief executive officer of XO Communications. "The combination of XO and Allegiance is good for both the industry and businesses. It will contribute to increased competition for regional Bell operating companies and give businesses more choices for their end-to-end telecommunications needs. In addition, the acquisition increases the density of our PoPs (Points of Presence) in local markets, which uniquely positions XO to sell last mile and metro services to all the large long distance companies."

"We have identified approximately $60 million in network cost savings and $100 million in general and administrative costs that could be realized over time as a result of this acquisition," added Grivner.

"The telecommunications industry is ripe for consolidation, and this acquisition strengthens XO's platform for the future acquisition of undervalued assets in the industry," said Carl Icahn, chairman of XO Communications.

About Allegiance Telecom

Allegiance Telecom is a facilities-based national local exchange carrier headquartered in Dallas, Texas. As the leader in competitive local service for medium and small businesses, Allegiance offers "One source for business telecomTM" - a complete package of telecommunications services, including local, long distance, international calling, high-speed data transmission and Internet services and a full suite of customer premise communications equipment and service offerings. Allegiance serves 36 major metropolitan areas in the U.S. with its single source provider approach. Allegiance's common stock is traded on the Over the Counter Bulletin Board under the symbol ALGXQ.OB.

About XO Communications

XO Communications is a leading broadband telecommunications services provider offering a complete set of telecommunications services, including: local and long distance voice, Internet


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access, Virtual Private Networking (VPN), Ethernet, Wavelength, Web Hosting and
Integrated voice and data services.

XO has assembled an unrivaled set of facilities-based broadband networks and Tier One Internet peering relationships in the United States. XO currently offers facilities-based broadband telecommunications services within and between more than 70 markets throughout the United States.

For more information contact:

Chad Couser / XO Communications
703-547-2746
chad.couser@xo.com

The statements contained in this release that are not historical facts are "forward-looking statements" (as such term is defined in the private securities litigation reform act of 1995) that involve risks and uncertainties. These statements include those describing XO's expected future business and network operations and results of operations, XO's ability to achieve projected synergies and revenue from the acquisition of Allegiance's assets in a timely manner or at all, XO's ability to increase sales, and XO's ability to continue to implement effective cost containment measures. Management cautions the reader that these forward-looking statements are only predictions and are subject to risks and uncertainties and actual results may differ materially from those indicated in the forward-looking statements as a result of a number of factors. These factors include, but are not limited to, those risks and uncertainties described from time to time in the reports filed by XO Communications, Inc. with the Securities and Exchange Commission, including its annual report on form 10-K for the year ended December 31, 2002 and its quarterly reports on form 10-Q. This press release shall not constitute an offer of any securities for sale. The proposed transaction will be included in a plan of reorganization to be submitted to Allegiance creditors for their consideration. Unless an applicable exemption from registration is available, XO Communications will file a registration statement with respect to the XO shares to be issued in the transaction. Creditors of Allegiance are urged to read the disclosure statement with respect to the plan, the prospectus included in any such registration statement and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of XO Communications can obtain more information about the proposed transaction by reviewing the form 8-K filed by Lehman Brothers in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain without charge a copy of any prospectus, as well as other filings containing information about XO at the SEC's web site, www.sec.gov. Copies of any required prospectus would be available without charge by directing a request to XO Communications, Inc., Investor Relations, 11111 Sunset Hills Road, Reston, VA 20190.


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